Exhibit 99.1

ZenaTech’s Subsidiary Othership Announces Partnership with HR Industry Leader Achieve Engagement to Enable Access to Smarter Workspace Management

Vancouver, British Columbia (February 25, 2026) — ZenaTech Inc., (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and quantum computing solutions, announces a partnership between Othership, its SaaS-based workplace management solution, and Achieve Engagement, a global community and resource hub for human resources (HR) professionals. The collaboration provides Othership with access to Achieve Engagement’s network of 35,000 HR and talent leaders, offering them a cost-effective solution for workplace scheduling and management that increases employee productivity and workspace satisfaction.

“This partnership with Achieve Engagement gives both organizations the opportunity to positively impact the complex workforce challenges of the modern workplace, including return-to-office mandates, hybrid work, and traveling employees,” said Shaun Passley, Ph.D., ZenaTech CEO. “As partners, our focus will be on helping HR professionals equip their organizations by building cost-effective work environments that are not just flexible but also intentionally collaborative and human centered.”

The partnership will launch with a live webinar on March 12, 2026, bringing together HR leaders, peers, and industry experts for an interactive learning experience. The session will be eligible for SHRM and HRCI recertification credits, offering practical strategies to improve employee well-being, inclusivity, productivity, and retention. As part of the launch, participants will receive a copy of “Cornered Office: Why We Need to Talk About Leadership Mental Health” by organizational psychologist, LinkedIn Top Voice, and renowned author, Melissa Doman.

“Partnering with an organization like Othership offers our members the strategic tools and resources to unlock flexible workspaces while fostering deeper relationships in their organizations,” says Zech Dahms, Achieve Engagement President. “By exposing our community to leading solutions, we help them shape environments where productivity thrives alongside meaningful connection. Together, we’re equipping leaders to embrace flexibility without losing the human touch.”

Othership provides organizations with data-driven insights into how their workspaces are used, enabling leadership to align real estate and capacity decisions with the way their teams work. The platform supports smarter planning, reduces wasted space, improves sustainability, and reshapes offices for connection and collaboration rather than just compliance by providing employees visibility into who is working at any given time and their location.

About Othership
Othership, a ZenaTech subsidiary, is a cloud-based workspace scheduling and management platform. The solution enables organizations, teams, and individuals to find workspaces, manage office spaces, coordinate hybrid and travelling employees, schedule visitors, and foster culture via collaboration and events. Companies can reduce overhead costs while increasing employee productivity and satisfaction with their work environment.

About ZenaTech
ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drones, Drone as a Service (DaaS), enterprise SaaS, and quantum computing solutions for mission-critical applications in commercial, government, and defense sectors. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone to innovate and improve processes such as inspections and surveying. With enterprise software customers utilizing 11 branded solutions in sectors such as law enforcement, government, and energy, and drone implementations in agriculture, defense, and logistics, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies and cost savings. The company operates through global offices in North America, Europe, Taiwan, and the UAE, and is growing its DaaS business and network of locations through acquisitions.

Contact for more information:

Celeste Maridat
ZenaTech
media@zenatech.com

Safe Harbor
This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.